UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On May 21, 2023, the Tel Aviv District Court (Economic Division) dismissed the previously disclosed lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 which was filed which was filed against us and our directors in December 2015 (the “2015 Motion”).

As previously disclosed, the 2015 Motion was with respect to asserted claims for damages to the holders of our securities listed on the Tel Aviv Stock Exchange, arising due to the public offering of our initial public offering of our securities in the U.S. during November 2015. The total amount claimed from all defendants, had the 2015 Motion been certified as a class action, was approximately NIS 16.4 million (approximately $4.6 million). In addition to this amount, the petitioners in the motion sought remedies in order to redress discrimination against the Purported Class owing to the dilution caused by the public offering, including the possibility that the Purported Class should be awarded from us amounts reflecting the losses of the Purported Class from a possible price increase in our shares following the announcement of the Phase III clinical trial results. At a preliminary hearing held by the court in September 2016, the court determined that certain claims of the petitioners in connection with alleged personal interests by affiliates of ours in connection with the public offering of our initial public offering of our securities in the U.S. during November 2015 are not part of the grounds for the 2015 Motion and no remedies were to be sought by the petitioners in connection therewith.

Now, the Court has issued its final decision in the 2015 Motion whereby it fully dismissed the lawsuit against the personal defendants as well as the motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006, and awarded the Company and other respondents court costs of NIS 43,000 (approximately $12,000).

 All other litigation described in the Company’s Annual Report on Form 20-F for the period ended December 31, 2022, and in any subsequently filed prospectus, including, without limitation, the Separate Lawsuit, the 2017 Motions and the Atzmon Claim, remains pending, and the Company continues to vigorously defend against the allegations in those proceedings, but there can be no assurance that the defenses will be successful.

Incorporation by Reference

This Report on Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333-235327), the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 27, 2019 (Registration file number 333-235729), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333-238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 18, 2020 (Registration file number 333-238481), each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 4, 2022 (Registration file number 333-264107), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 23, 2023 (Registration file number 333-270769) and the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on December 8, 2022 (Registration file number 333-268710), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 22, 2023	PURPLE BIOTECH LTD.

	By:	/s/ Lior Fhima
Lior Fhima
Chief Financial Officer

2